U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
                 Form 10-KSB for Period Ended April 30, 2000

                         Commission File No. 0-17623


Part I.

                            PALM DESERT ART, INC.
           (Exact name of registrant as specified in its charter)

               Delaware                              02-0429620
   (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)              Identification No.)

         74350 Alessandro Dr., Ste A-2, Palm Desert, CA     92260
         (Address of principal executive offices)         (Zip Code)

Registrants' telephone number, including area code:   760-346-1192


Part II.  Rules 12b-25(b) and (c)

      (a) The reasons described in reasonable detail in Part III of this form are not within the control of the Registrant.


Part III.  Narrative

      The Registrant is unable to file Form 10-KSB for the period ended April 30, 2000, insofar as necessary documentation is needed to complete the audit have not been completed by our auditing firm J.M. Rose. Therefore because of delays obtaining the audit documentation, the audit period was extended.


Part IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

            Hugh G. Pike     (760)         346-1192
               (Name)     (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                           [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                           [ ] Yes  [X] No


                            PALM DESERT ART, INC.
                (Name of registrant as specified in charter)


            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date:  July 30, 2000           /s/  Hugh G. Pike
            --------------------           -------------------------------
                                           Hugh G. Pike
                                           President